Filed by Mittal Steel Company N.V.

Pursuant to Rule 425 under the United States

Securities Act of 1933, as amended

Subject Company: Arcelor S.A.

Commission File No. of Mittal Steel: 001-14666

Date: June 8, 2006

Mittal Steel Roeland Baan Belgium Government Ruling

Speaker key

IV	Interviewer
RB	Roeland Baan

Time-code	Speaker	Speech
10:00:00	IV	What’s the significance of the Belgian Government’s decision on the proposed merger with Arcelor?
10:00:05	RB

I think it’s very significant. It’s the first time now in this process that a third party actually advised one of the governments and the government came up with a very, not neutral, actually positive, statement. First of all, Arcelor is, of course, one of the, the, the most significant merchant banks in, in the world. They have gone through this process with us

10:00:28	RB

very, very diligently. We had many meeting with them, with the Belgian Government. And the result is this, this outcome. And I say it’s not just neutral; it does say on the Mittal, Mittal offer that it is a solid and viable proposition with clearly a long-term benefit, given the dynamics of the steel industry. Whereas, on the other hand, although let’s say from the

10:00:54	RB

Arcelor side, that Arcelor as well is a, a solid proposition. They do have three questions and the three questions are that one, with the super dividend and the buy-back scheme that they have currently, that they’re trying to do, Arcelor will get a big mortgage on the, on the balance sheet of about €13 billion of debt. So the Government asks Arcelor to answer

10:01:19	RB

the question, what does that mean for investments in Belgium and what does it mean for further participation in the consolidation in the industry, which they see as extremely important for the strength of the European industry. The second question they have is on the announcement that Arcelor has done on their value creation. Here they claim that

10:01:37	RB

the next two years they will find €2.2 billion in management gains, more than they got out of the synergies of putting the companies together in the, in the first place. Now obviously €2.2 billion you don’t find on the street. You have to, you have to do something for it and, most likely, what you do is you restructure, you unfortunately have to let people go and

10:02:01	RB	this is something of great concern of the Belgian Government which they want to have answered as well.
[Music]

Forward-Looking Statements

This communication may contain forward-looking information and statements about Mittal Steel Company N.V., Arcelor S.A. and/or their combined businesses after completion of the proposed acquisition. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target” or similar expressions. Although Mittal Steel’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Arcelor’s securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Mittal Steel, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Netherlands Authority for the Financial Markets and the SEC made or to be made by Mittal Steel, including (in the latter case) on Form 20-F and on Form F-4. Mittal Steel undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

No Offer

No offer to exchange or purchase any Arcelor shares or convertible bonds has been or will be made in The Netherlands or in any jurisdiction other than Luxembourg, Belgium, Spain (subject to the information document relating to the Offer being approved by the CNMV), France and the United States.

Important Information

In connection with its proposed acquisition of Arcelor S.A., Mittal Steel has filed important documents (1) with the CSSF, the CBFA and the AMF in Europe, including the Information Document approved by the CSSF, the CBFA and the AMF (No. 06-139) on May 16, 2006, an Information Document Supplement approved by the CSSF, the CBFA and the AMF (No. 06-169) on May 31, 2006, a Share Listing Prospectus approved by the Autoriteit Financiële Markten (“AFM”) in The Netherlands on May 16, 2006, and a Share Listing Prospectus Supplement approved by the AFM on May 31, 2006 and (2) with the SEC in the United States, including the registration statement on Form F-4, the Prospectus for the exchange offer and related documents. Investors and Arcelor security holders outside the United States are urged to carefully read the Information Document, the Information Document Supplement, the Share Listing Prospectus and the Share Listing Prospectus Supplement, which together contain all relevant information in relation to the Offer. Investors and Arcelor security holders in the United States are urged to carefully read the registration statement on Form F-4, the Prospectus and related documents. All such documents contain important information. Investors and Arcelor security holders may obtain copies of such documents free of charge on Mittal Steel’s website at www.mittalsteel.com. In addition, the French version of the Information Document is available on the AMF’s website at www.amf-france.org, and the registration statement on Form F-4, the Prospectus and related documents are available at the SEC’s website at www.sec.gov.